Mail Stop 0308


      	May 25, 2005


VIA U.S. MAIL AND FACSIMILE

Douglas P. Collier
Chief Financial Officer
Volcom, Inc.
1740 Monrovia Avenue
Costa Mesa, California 92627

      Re:	Volcom, Inc.
      Registration Statement on Form S-1
      Filed April 29, 2005
      File No. 333-124498

Dear Mr. Collier:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please file all required exhibits in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. Also, please confirm that any preliminary prospectus you circulate will disclose all non-
Rule 430A information, including the price range and related information based on a bona fide estimate of the public offering price within that range.
2. Please provide us with copies of any additional artwork you intend to use as soon as possible for our review and comment. Please keep in mind that we may have comments on these materials and you should consider waiting for these comments before printing and circulating any artwork.
3. Please review your disclosure and ensure that you identify the source for the statements you provide. Currently, you include many factual statements, but you have not indicated whether the source of this information is based upon management`s belief, industry data, reports/articles, or any other source. If the statements are based upon management`s belief, please indicate that this is the case and include an explanation for the basis of that belief. Alternatively, if the information is based upon reports or articles, please provide these documents to us, appropriately marked and dated. The following are examples only of the statements for which you need sources:

* "We believe that we have one of the world`s leading brands in the action sports industry, built upon our history in the boardsports of skateboarding, snowboarding and surfing." Prospectus Summary, page
1.

* "We believe that the increase in our revenues during this period resulted primarily from increased brand recognition and growing acceptance of our products at existing retail stores." Overview, page 25.

* "We were the first apparel company founded on the boardsports of skateboarding, snowboarding and surfing." Business, page 39.

We may have further comments once we examine your revisions.

Prospectus Summary, page 1
4. Please remove the last sentence of the first paragraph of your Summary section. The defined entities are clear from their context.
5. The Summary section is intended to provide a brief overview of the
key aspects of your offering. Currently, your Summary is too long and repeats much of the information fully discussed in other sections. For example, you should remove or substantially shorten the discussion of your business strengths and growth strategy.
The
Summary is only intended to provide a brief snapshot of the
offering.
See Instruction to Item 503(a) of Regulation    S-K.
Risk Factors, page 7
6. Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky. You should place risk factors in context so your readers can understand the specific risk as it applies to you. See SEC Release
No. 33-7497. Also, you should not present risks that are generic or contain boilerplate language that could apply to any issuer or any offering. We believe a discussion of risk in generic terms does not tell your readers how the risk may affect their investment in you. Please revise your Risk Factors section generally to write each risk factor in plain English and avoid using boilerplate or generic risk factors. See Item 503(c) of Regulation S-K. As examples, please consider the following risk factors:

* "If our marketing efforts are not effective, our brand may not achieve the broad recognition necessary for our growth strategy."

* "Any inability to control costs or receive timely deliveries from our manufacturers could harm our business."

* "If we are required to establish new manufacturing relationships due to the termination of current key manufacturing relationships, we would likely experience increased costs, disruptions in the manufacture and shipment of our products and a loss of revenue."

Further, some of your risk factor discussions do not clearly and concisely convey the actual risk, such as the last risk factor on page 12 and the last risk factor on page 15. Some of your risk factors should be separated into multiple risk factors, such as the first full risk factor on page 9, the first risk factor on page 10, and the second risk factor on page 12. Consider whether other subsections or elements of a discussion within a subsection are necessary for this section and whether certain risk factors can be revised or combined so they are not repetitive. Accordingly, please thoroughly revise this section to more precisely articulate the risks to your offering from each risk factor, and to ensure that each factor is written in plain English. We may have additional comments based upon your revisions.

We may be adversely affected by the discontinuance of our licensing..., page 11
7. In the countries in which you have business operations, please discuss any specific stability risks based upon the country`s political or economic systems and any risks from the possibility or effects of a natural disaster. If there are none of these specific risks, please state this in your risk factor.


Changes in the mix of retailers to whom we distribute our products could..., page 11
8. Please remove the names of your customers from this risk factor.
You should discuss these customers in your Business section, but here you should provide the risk only.

Our internal controls over financial reporting may not be considered effective..., page 13
9. Please consider deleting your references to the consulting firm and the Vice President of Finance you hired to improve your internal controls, as this tends to mitigate the risk you are discussing.

The large number of shares eligible for sale following this offering may..., page 15
10. Except for the first sentence, this risk factor does not appear to be a risk but information that belongs in another section of this document. Please revise or advise.

Use of Proceeds, page 19
11. You state that you intend to use $20 million of your offering`s net proceeds to repay indebtedness you expect to incur in distributing your undistributed S corporation earnings to your existing stockholders. Since you will use a material part of your proceeds to discharge indebtedness, please set forth the interest rate and maturity of that indebtedness. See Instruction 4 to Item 504 of Regulation S-K.
12. Along with providing the principal purposes for which you will use the offering`s net proceeds, you must state the approximate amount you intend to use for each purpose. See Item 504 of Regulation S-K. Currently, you disclose only the amount of the proceeds you will use to repay your indebtedness. Therefore, please disclose how much of your proceeds you will spend on all the other purposes for which you are conducting this offering.
13. You state that management will have significant flexibility in applying the net proceeds of this offering. However, you may reserve the right to change the use of proceeds only if the reservation is due to certain contingencies. Therefore, please discuss these contingencies and indicate your possible alternative uses of the proceeds. See Instruction 7 to Item 504 of Regulation S-K.




Management`s Discussion and Analysis of Financial Condition and Results..., page 25
14. We note from the disclosure on page 13 that you are instituting changes to address and improve your internal control procedures and compliance capabilities. In this section, please discuss the improvements that you must make to your internal and disclosure controls to the extent that you believe you will have difficulty implementing these changes and that these areas will remain a risk to your financial reporting obligations.
15. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. Please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect your financial position to remain its current level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

* economic or industry-wide factors relevant to your company, and

* material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Overview, page 25
16. Please revise your Overview subsection to provide a balanced, executive level discussion of the most important matters on which you focus in evaluating your financial condition and operating performance. Consider including disclosure of key operating indicators on which management focuses in assessing the business. For example, to the extent management analyzes the following data, you should consider disclosing the number of repeat purchases, total customers, active customers, new customers, average order value, and the number of purchases for each period presented. See Item 303 of
Regulation S-K and SEC Release No. 33-8350.
17. Please explain how you determine the retailers that "merchandise
[y]our products in an environment that supports and reinforces [y]our brand image and provides a superior in-store experience."
18. You state that you seek to mitigate possible disruptions in product flow by diversifying your manufacturing across numerous manufacturers in countries that you believe to be politically stable.
Please disclose the number of manufacturers you have and the percent located in each of the countries you mention.
19. In clear and concise language, please disclose the meaning of the phrase "leverage these expenses over a growing base of revenue."

Results of Operations, page 27
20. This section explains the types of expenses that are included in each operating expense category. However, the dollar amounts just repeat information that is available from the face of the income statement. Please expand this information to explain the reasons for period-to-period changes. For example, you state that your product revenue increase in 2004 resulted primarily from increased demand across all of your product categories. Please disclose why you believe demand increased. Also, you state that your licensing revenue increase was due to an increase in sales by your international licensees. Please disclose why you believe your international licensees` sales increased.
21. In light of the fact that license revenues are based on a percentage of net sales of your licensees, we assume that license revenues contribute 100% gross margin for each period presented. If so, please supplement your discussion of overall gross margin changes with a discussion of changes in gross margin related specifically to product revenues. From 2002 to 2003 gross margin increased by 3.0%, which you attribute to enhanced inventory management. However, it appears that license revenues contributed 0.5% of the 3.0% gross margin increase. Please revise.

Revenues, page 27
22. You state that your revenues from your top five customers were $48.6 million in 2004 out of total revenues of $113.2 million.
You
disclose that Pacific Sunwear is one of these five customers, please consider disclosing the other four as well if their loss would be material to you.

Selling, General and Administrative Expenses, page 28
23. Please tell us if the lawsuit you mention in this section is The
Active Wallace Group complaint you discuss on page 52. If not, please disclose all the information about this lawsuit required by
Item 103 of Regulation S-K in your Litigation section.
Seasonality and Quarterly Result, page 30

24. Please disclose your basic and diluted net income per share for each quarter presented as required by Item 302(a)(1) of Regulation S-
K.

Credit Facilities, page 33
25. You state that your credit facility with Bank of the West includes certain restrictive covenants, including requirements that you maintain specified minimum levels for net profit after tax, tangible net worth, and your current ratio. In this section, please disclose all of these requirements.
26. Also, you state that as of December 31, 2004, you had no outstanding borrowing under this credit facility. Please disclose whether you have had any outstanding borrowing under the credit facility since that time. If so, please disclose the amounts and purposes of the borrowing. If not, please revise your disclosure with a more contemporaneous date.

Business, page 39
27. Please provide the form of your organization and any other material disclosure required by Item 101(a) of Regulation S-K.
28. Please provide the financial information regarding your foreign operations required by Item 101(d) of Regulation S-K.

Selective Distribution Model, page 40
29. You state that you regularly evaluate your retailers to ensure they continue to meet your standards for quality and presentation. Please discuss these standards and your methods to evaluate how your retailers are meeting these standards.
30. Please discuss how you handle your working capital items. Also, please discuss industry practices in handling working capital items.
For example, please disclose how you compare with others in your industry in carrying the proper amount of inventory and assure yourself of a continuous allotment of goods from your suppliers. Also, please discuss how your policies regarding your customers` rights to return merchandise compare with industry practice. See
Item 101(c)(1)(vi) of Regulation S-K.




Flexible, Efficient Sourcing Model, page 40
31. You state that you developed processes that allow you to maintain control over critical aspects of the production process while enhancing production flexibility and capacity. Please discuss these processes.

Selectively Enhance and Expand Our Product Offerings, page 42
32. Please discuss why you believe that "significant potential exists in [y]our boys category and [y]our outerwear, boardshorts and denim products." Also, please discuss the "innovative products and product lines" that you intend to introduce.
33. Please discuss what you mean by "natural product extensions that can be sold through [y]our current distribution channels."

Manufacturing and Sourcing, page 44
34. You state that you use third parties to assist you in monitoring the quality and labor practices of your manufacturers. Please disclose the manner in which they perform these services.
35. Please disclose why you believe alternate sources of merchandise for all product categories are available at comparable prices should you change your suppliers. Further, please discuss any other factors that may disrupt the availability of your products, and your alternatives should a disruption occur. See Item 101(c)(1)(iii) of
Regulation S-K.

Distribution and Sales, page 45
36. You state that all your products received into your distribution centers in Orange County, California and Kamloops, British
Columbia
are subject to strict quality control standards. Please discuss these standards.

Athlete Sponsorship, page 46
37. You state sponsoring high profile skateboarding, snowboarding, and surfing athletes is an essential promotional tool to continue building your brand. Therefore, please provide these agreements as exhibits. See Item 601(b)(10) of Regulation S-K.
38. In the biographies of some of your athletes, you include opinion statements without indicating the source of these opinions. For example, you state that Geoff Rowley is "one of the best skateboarders in the world and his natural talent and image are well known." Also, you state that Mark Appleyard is "becoming one of the most popular young skateboarders in the world." Therefore, please disclose whether the opinions are based upon management`s belief, industry data, reports/articles, or any other source.
39. We note that in the artwork you provide, you state the names of your athletes and music performers. However, there are some names that are not mentioned elsewhere in your document. For example, please tell us why you have put the names of Dashenka Pruchazka and
Caswell Berry in your artwork. Also, please tell us the meaning of
"tradeshow madness."

Music, page 49
40. Please include your distribution agreement with WEA Rock LLC as an exhibit. See Item 601(b)(10) of Regulation S-K.

Competition, page 50
41. You state that you compete globally with companies of various sizes and scales, many of whom are significantly larger and have greater resources than you. Further, you list three companies with whom you compete directly: Quiksilver, Inc.; Billabong International
Limited; and Burton. Please disclose your competitive position relative to these companies. If you are significantly smaller than these companies, please disclose competitors that are similar to your size. See Item 101(c)(1)(x) of Regulation S-K.
42. You state the basis and principal methods upon which you compete with other companies. In addition, please state the positive and negative factors pertaining to your competitive position. See Item
101(c)(1)(x) of Regulation S-K.

Imports and Import Restrictions, page 51
43. Please explain more clearly the impact of the WTO Agreement on Textiles and Clothing, which took effect in January 2005, on your operations.

Management Information Systems, page 51
44. You state that Innovative Systems implemented and maintains your
Full Circle software package. Please provide your agreement with Innovative Systems as an exhibit. See Item 601(b)(10) of
Regulation
S-K.


Properties, page 51
45. You state that you lease certain buildings under non-cancelable operating leases. Also, on page 32, you state that you own a warehouse facility and you anticipate purchasing the "Volcom House" on the North Shore of Oahu. Further, on page 39, you state you operate a Volcom branded retail store at 126 La Brea in Los Angeles,
California. Please discuss briefly all your materially important physical properties to reasonably inform investors as to the suitability, adequacy, productive capacity, and utilization of these facilities. See Item 102 of Regulation S-K.

Litigation, page 52
46. Please provide a description of the factual basis alleged to underlie the proceeding involving you and The Active Wallace
Group.
See Item 103 of Regulation S-K.

Management, page 53
47. If true, please confirm that changes to your board of directors, board committees, bylaws, articles of incorporation, and code of ethics will occur before you become effective. If not true, please disclose all the information about the current composition of your board and its committees and the information about your current bylaws, articles of incorporation, and code of ethics as required by
Item 401 of Regulation S-K. We may have further comments upon reading your response.

Code of Ethics and Business Conduct, page 56
48. You state that you will post your code of ethics on your website under the "Investor Relations" section. Please tell us when you will have this section available on your website.

Executive Compensation, page 58
49. In your Executive Compensation Table, you list Rene R.
Woolcott
and disclose his compensation. However, Mr. Woolcott is Chairman of your board of directors and not an executive officer. Therefore, please remove him from the table and include your fourth highest paid executive officer. See Item 402(a)(2) of Regulation S-K.




Option, page 62
50. Please tell us why you are unable to disclose the number of shares and the exercise price of the option you provided to "one of
[y]our service providers" on January 1, 2000.
51. Please disclose to which service provider this option was granted.

Consulting Arrangement, page 63
52. Please disclose the services for which you paid Clarendon
House
Advisors, Ltd. in 2002, 2003, and 2004 and whether the terms and compensation for these services are comparable to those you could have obtained from an unaffiliated third party.
53. Please file the consulting agreement with Clarendon House Advisors, Ltd. as an exhibit. See Item 601(b)(10) of Regulation S-K.

Lock-Up Agreements, page 69
54. Please tell us what factors Wachovia Capital Markets, LLC would take into consideration in deciding whether to consent to a disposition of securities prior to the expiration of the lock-up.

Underwriting, page 71
55. Please expand your third paragraph to discuss all material matters subject to approval by legal counsel as well as the "other conditions."
56. Please disclose which of your selling shareholders are affiliates, and disclose that an affiliate may be deemed to be an underwriter under the federal securities laws.
57. Please identify any members of the underwriting syndicate that will engage in any electronic offer, sale, or distribution of the shares and describe their procedures to us. If you become aware of any members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, please revise your response promptly to identify those members and provide us with a description of their procedures. Also, please briefly describe any electronic distribution in the filing. In your discussion of the procedures, tell us how they ensure that the distribution complies with Section 5 of the Securities Act.
In
particular, please address:

* the communication used;

* the availability of the preliminary prospectus;

* the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and

* the funding of an account and payment of the purchase price.

Finally, please tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly revise your response. We may have further comment.
58. Please tell us the mechanics of how and when the shares of your directed share program will be offered and sold to persons in the program. For example, please explain to us how you will determine the prospective recipients of reserved shares. Tell us when and how they will indicate their interest in purchasing shares. Also, please tell us:
* how and when the issuer and underwriters will contact the direct share investors, including the types of communications used;
* when the shares and money will be exchanged;
* when purchasers become committed to purchase their shares;
* how and when the number of shares offered will be determined;
and
* whether the procedures for the directed share program differ from the procedures for the general offering to the public.

Listing on the Nasdaq National Market, page 73
59. Please disclose the Nasdaq National Market`s listing requirements and distribution standards that you must meet.




Consolidated Financial Statements, page F-1

60. Please update the financial statements and related financial information included in the filing as required by Rule 3-12 of Regulation S-X.

61. Please confirm that future amendments to Form S-1 will retroactively reflect your stock split that will occur prior to your offering. See paragraph 54 of SFAS 128 and SAB Topics 4:C and
4:D.

Consolidated Statement of Operations, page F-5

62. Please revise the interest expense, net, line item to present interest income and interest expense as separate line items. Net presentation is not appropriate. If you do not believe the amounts netted are individually material, please set forth the basis for your materiality judgment and consider whether the individual components should be discussed in your Management`s Discussion and Analysis section as an alternative. See paragraphs 7 and 8 to Rule 5-03 of Regulation S-X.

Notes to Consolidated Financial Statements, page F-8

63. Please tell us whether you engage in cooperative advertising, offer or receive any incentives in connection with the purchase or promotion of your or your suppliers` products, such as discounts, coupons, rebates, slotting fees, payments under buydown agreements, volume-based programs, or other consideration. If so, please tell us and disclose your accounting policy for timing of recognition and classification in the financial statements. Also, please tell us which items you treat as a reduction of revenue or as a cost or expense and your rationale for your classification. See EITF 00-22 ,
01-9 and 02-16.

Note 1, Organization and Summary of Significant Accounting
Policies,
page F-8

Principles of Consolidation, page F-8

64. Please disclose how the intercompany profits and losses on transactions with your equity method investee are accounted for in your financial statements. In this regard, we note that you have licensing and product revenues recorded from this entity. If no amounts have been eliminated in your consolidated financial statements, please tell us how you or your investee has realized the amounts. See paragraph 19(a) of APB 18.



Revenue, page F-9

65. Please disclose information related to your allowance for product returns in Schedule II -Valuation and Qualifying Accounts or tell us why believe this disclosure is not required. Alternatively, you may disclose the information in the notes to the financial statements. See Rules 5-04 and 12-09 of Regulation S-X.

Advertising, page F-10

66. Please disclose the amount of advertising costs reported as assets in each balance sheet presented, or state that there were no deferred advertising costs. See paragraph 49 of SOP 93-7.

Note 5, Investment in Unconsolidated Investees, page F-12

67. Please disclose the number of shares issued, price per share, total dollar amount, and nature of consideration received related to the issuance of additional stock by Volcom Europe in 2002. See
Interpretive Response to Question 6 of SAB Topic 5:H.

Note 8, Commitments and Contingencies, page F-14

Litigation, page F-15

68. With regard to the "The Active Wallace Group" claim you
indicate
here and on page 52 that you are "unable to predict the ultimate outcome of the complaint." However, in the next sentence you disclose that the "liability, if any...will not likely have a material adverse effect...."  A statement that a contingency is not
expected to be material does not satisfy the requirements of SFAS
5
if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. Please revise your disclosure to either state an amount or range of reasonably possible losses, or state that this estimate cannot be made. See SFAS 5 and SAB Topic 5:Y.

Note 9, Stockholders` Equity, page F-15

Nonemployee Share-Based Compensation, page F-16

69. Please disclose the stock price and other significant assumptions you used in determining the fair value of the $30,800 in share-based compensation expense you recorded. See paragraph 47(d) of SFAS
123.

70. Please tell us if you plan to use the real property you purchased in April 2005 on the North Shore of Oahu as a retail operation. If so, please tell us if you have recognized any expense subsequent to
December 31, 2004 related to the 25% interest in the Volcom related entity that would own and operate the retail operation in Hawaii. If not, please tell us why not.

Note 13, Segment Information, page F-18

71. We note your product line revenue disclosures by product category. Product line revenue disclosures should mirror the financial information used to prepare your general-purpose financial statements. Please tell us the product categories reported to senior management in daily, weekly, or monthly sales reports for purposes of managing the business. Additionally, please tell us in detail how you have concluded that the individual products you have aggregated in the product categories disclosed are similar. See paragraph 37 of
SFAS 131.

72. Please tell us how you determined that your music label, Volcom
Entertainment, your film production division, Vecco Productions, and your retail store, 176 La Brea, should be aggregated into one reportable segment with your core operations. It appears to us that each of these businesses represents an operating segment as defined by paragraph 10 of SFAS 131. Please tell us how you determined that you operate in one operating segment since it appears that each of these businesses generates revenues and expenses and we assume that discrete financial information for each business is available to management, especially in light of the fact that some of the businesses appear to be distinct legal entities. If you believe these components of your business represent separate operating segments, and you meet the aggregation criteria discussed in paragraph 17 of SFAS 131, please provide us with the analysis you performed in reaching this conclusion, including your evaluation of economic similarity of the businesses. After reassessing the criteria in SFAS 131, if you believe that you have more than one reportable segment, please revise your financial statements accordingly.

Signatures, page II-3
73. In view of your intentions to elect directors before this registration statement becomes effective, you must have at least a majority of your board of directors, or persons performing similar functions, sign the document prior to that time. See Instructions to the Signatures section of Form S-1. Please revise or advise.


*	*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Anthony Watson, Staff Accountant, at (202)
551-
3318 or George Ohsiek, Accounting Branch Chief, at (202) 551-3843, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at
(202) 551-3343 or me at (202) 551-3720 with any other questions.

Sincerely,



      H. Christopher Owings
      Assistant Director


cc:	S. Hoby Darling, Esq.
	Latham & Watkins LLP
	Via Fax: (714) 755-8290

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Douglas P. Collier
Volcom, Inc.
May 25, 2005
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